UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

December 6, 2020

Date of Report (Date of earliest event reported)

ANWORTH MORTGAGE ASSET CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Maryland

(State or Other Jurisdiction of Incorporation)

001-13709	52-2059785
(Commission File Number)	(IRS Employer Identification No.)

1299 Ocean Avenue, Second Floor, Santa Monica, California	90401
(Address of Principal Executive Offices)	(Zip Code)

(310) 255-4493

(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	ANH	New York Stock Exchange
Series A Cumulative Preferred Stock, $0.01 Par Value	ANHPRA	New York Stock Exchange
Series B Cumulative Convertible Preferred Stock, $0.01 Par Value	ANHPRB	New York Stock Exchange
Series C Cumulative Redeemable Preferred Stock, $0.01 Par Value	ANHPRC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act or Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On December 6, 2020, Anworth Mortgage Asset Corporation, a Maryland corporation (“Anworth”), Ready Capital Corporation, a Maryland corporation (“Ready Capital”), and RC Merger Subsidiary, LLC, a Delaware limited liability company and a wholly owned subsidiary of Ready Capital (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms and conditions therein, Anworth will be merged with and into Merger Sub, with Merger Sub remaining as a wholly owned subsidiary of Ready Capital (such surviving company, the “Surviving Company”, and such transaction, the “Merger”). Following the consummation of the Merger, the Surviving Company will be contributed to Ready Capital’s operating partnership subsidiary in exchange for additional partnership units.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of Anworth (“Anworth Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding any shares held by Ready Capital, Merger Sub or any of their respective subsidiaries) will automatically be converted into the right to receive from Ready Capital (i) 0.1688 shares of common stock, par value $0.0001, of Ready Capital (“Ready Capital Common Stock”), plus (ii) $0.61 in cash minus the Per Share Excess Amount, in each case, subject to adjustment as provided in the Merger Agreement (the “Per Share Common Merger Consideration”). The Per Share Excess Amount means an amount, if any, per share by which Anworth’s termination expenses and transaction expenses exceed $32.5 million. Cash will be paid in lieu of any fractional shares of Ready Capital Common Stock that would have been received as a result of the Merger.

Certain outstanding phantom shares granted by Anworth under its 2014 Equity Compensation Plan or 2004 Equity Compensation Plan, as amended, will, as of the Effective Time, automatically become fully vested and then immediately cancelled in exchange for the right to receive the Per Share Common Merger Consideration. The remaining outstanding non-vesting phantom shares granted by Anworth will, as of the Effective Time, automatically be cancelled without consideration.

Each outstanding dividend equivalent right granted by Anworth under its 2007 Dividend Equivalent Rights Plan will, as of the Effective Time, automatically be cancelled; provided, that any accrued amounts that have not yet been paid with respect to such dividend equivalent rights will be paid to the holders thereof at the Effective Time (or as soon as practicable thereafter but in no event later than the first payroll date following the Effective Time), less applicable income and employment tax withholdings.

At the Effective Time, each share of Anworth’s 8.625% Series A Cumulative Preferred Stock, $0.01 par value per share, will be converted into the right to receive one share of a newly designated series of Ready Capital preferred stock, par value $0.0001 per share, which Ready Capital expects will be classified and designed as Ready Capital’s Series B Preferred Stock (“Ready Capital Series B Preferred Stock”); each share of Anworth’s 6.25% Series B Cumulative Convertible Preferred Stock, $0.01 par value per share, will be converted into the right to receive one share of a newly designated series of Ready Capital preferred stock, par value $0.0001 per share, which Ready Capital expects will be classified and designed as Ready Capital’s Series C Preferred Stock (“Ready Capital Series C Preferred Stock”); and each share of Anworth’s 7.625% Series C Cumulative Redeemable Preferred Stock, $0.01 par value per share, will be converted into the right to receive one share of a newly designated series of Ready Capital preferred stock, par value $0.0001 per share, which Ready Capital expects will be classified and designed as Ready Capital’s Series D Preferred Stock (“Ready Capital Series D Preferred Stock”).

The Merger Agreement provides that Anworth and Ready Capital will pay a special dividend in cash on the last business day prior to the closing of the Merger with a record date that is three business days before the payment date.

The obligation of each party to consummate the Merger is subject to a number of conditions, including, among others, (a) the approval of the issuance of the Ready Capital Common Stock in connection with the Merger by the affirmative vote of a majority of the votes cast at a meeting of Ready Capital stockholders (the “Ready Capital Stockholder Approval”), (b) the approval of the Merger and the other transactions contemplated by the Merger Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of Anworth Common Stock entitled to vote on the Merger (the “Anworth Stockholder Approval”), (c) the registration and listing on the New York Stock Exchange of the shares of Ready Capital Common Stock, Ready Capital Series B Preferred Stock, Ready Capital Series C Preferred Stock, and Ready Capital Series D Preferred Stock that will be issued in connection with the Merger, (d) the respective representations and warranties of the parties being true and correct, subject to the materiality standards contained in the Merger Agreement, (e) each party’s compliance in all material respects with their respective covenants and agreements set forth in the Merger Agreement, (f) the absence of a material adverse effect with respect to either Anworth or Ready Capital, (g) the effectiveness of an amendment to the management agreement between Anworth and its external manager pertaining to the termination of such management agreement effective as of the Effective Time, (h) the effectiveness of an amendment to the management agreement between Ready Capital and its external manager pertaining to the reduction in the base management fee payable to Ready Capital’s external manager by $1,000,000 per quarter for each of the first four full quarters following the Effective Time, and (i) the delivery of certain documents and certificates.

The Merger Agreement contains customary representations, warranties and covenants by each party. The respective representations and warranties of the parties are subject to certain important qualifications and limitations set forth in confidential disclosure letters delivered by Anworth, on the one hand, and Ready Capital, on the other hand, and were made solely for purposes of the contract among the parties. The representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders, and the representations and warranties are primarily intended to establish circumstances in which either of the parties may not be obligated to consummate the Merger, rather than establishing matters as facts. In addition, the Merger Agreement provides that each of Anworth and Ready Capital will, until the Effective Time, operate their respective businesses in all material respects in the ordinary course and consistent with practice, and preserve substantially intact its current business organization and preserve key business relationships. Each of Anworth and Ready Capital are subject to restrictions as specified in the Merger Agreement on certain actions each company may take prior to the Effective Time, including, among other things, actions related to amending organizational documents, declaring dividends, issuing or repurchasing capital stock, engaging in certain business transactions and incurring indebtedness.

The Merger Agreement provides for reciprocal “no-shop” provisions, which prohibit each of Anworth, Ready Capital, and their respective subsidiaries from, among other things, (a) initiating, soliciting or knowingly encouraging the making of a competing proposal; (b) engaging in any discussions or negotiations with any person with respect to a competing proposal; (c) furnishing any non-public information regarding it or any of its subsidiaries, or access to its properties, assets or employees in connection with a competing proposal; (d) entering into a letter of intent or agreement in principle or other agreement providing for a competing proposal; or (e) effecting a change of recommendation. The no-shop provisions are subject to certain exceptions as more fully described in the Merger Agreement, including the ability of Ready Capital or Anworth to engage in the foregoing activities under certain circumstances in the event that it receives a bona fide, unsolicited competing proposal.

At any time prior to obtaining the requisite stockholder approval, under certain specified circumstances, the respective board of directors of each of Anworth and Ready Capital may change its recommendation to its respective stockholders regarding the Merger, or the issuance of shares of Ready Capital Common Stock, as applicable, if such board of directors determines in good faith after consulting with its legal and financial advisors that the failure to do so would reasonably be likely to be inconsistent with such board of directors’ legal duties under applicable law, provided that the company intending to make the change of recommendation complies with the procedures set forth in the Merger Agreement. With respect to Anworth, if such change of recommendation is made in response to a proposal that the board of directors of Anworth has determined in good faith (after consultation with its legal and financial advisors) is a “superior proposal”, after taking into account any adjustment to the terms and conditions of the Merger proposed by Ready Capital, Anworth may terminate the Merger Agreement to accept such superior proposal upon payment of the termination fee described below.

The Merger Agreement contains certain termination rights for both Anworth and Ready Capital, including if the Merger is not completed on or before September 30, 2021, the failure to obtain the Anworth Stockholder Approval or the Ready Capital Stockholder Approval, a change of recommendation of the other party’s board of directors, and breaches by the other party of certain covenants. In the event of a termination of the Merger Agreement under certain circumstances, including a change of recommendation or, in the case of Anworth, the acceptance of a superior proposal, Anworth or Ready Capital, as applicable, would be required to pay the other party a termination fee of $15,000,000. In addition, upon termination of the Merger Agreement by Anworth or Ready Capital under specified circumstances, Anworth or Ready Capital, as applicable, would be required to pay the other party an agreed expense amount of $3,000,000.

In the Merger Agreement, Ready Capital has agreed to take all necessary corporate action so that upon and after the Effective Time, the size of the board of directors of Ready Capital is increased by one member, and Dominique Mielle, who is currently a director of Anworth, is appointed to the board of directors of Ready Capital. If Ms. Mielle is unable or unwilling to serve on the board of directors of Ready Capital, then a substitute who is an independent director of Anworth may be designated by Anworth (subject to the substitute being reasonably acceptable to Ready Capital) as specified in the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

First Amendment to Management Agreement

In connection with the execution of the Merger Agreement, Anworth, its external manager, Anworth Management LLC, a Delaware limited liability company (the “Manager”), and Ready Capital entered into an amendment (the “Management Agreement Amendment”) to the management agreement, dated as of December 31, 2011 (the “Management Agreement”), by and between Anworth and the Manager.  The Management Agreement Amendment provides that upon the completion of the transactions contemplated by the Merger Agreement, the Management Agreement will terminate, and as a result of the completion of the transactions contemplated by the Merger Agreement and the termination of the Management Agreement, Anworth will pay the Manager a termination fee of $20.3 million, and Ready Capital or Merger Sub (as the Surviving Company following the Merger) will reimburse the Manager for certain unpaid expenses and pay to the Manager all accrued and unpaid management fees then owed under the Management Agreement, as and when specified in the Management Agreement Amendment.

The foregoing description of the Management Agreement Amendment not purport to be complete and is qualified in its entirety by reference to the Management Agreement Amendment, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 5.01	Changes in Control of Registrant.

The information provided in Item 1.01 of this Current Report on Form 8-K is incorporated in this Item 5.01 by reference.

Item 9.01	Financial Statements and Exhibits.

(a)	Not Applicable.

(b)	Not Applicable.

(c)	Not Applicable.

(d)	Exhibits.

Exhibit 2.1	Agreement and Plan of Merger, dated as of December 6, 2020, by and among Ready Capital, Merger Sub, and Anworth*

Exhibit 10.1	First Amendment to Management Agreement, dated as of December 6, 2020

Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. Anworth agrees to furnish a supplemental copy of any omitted schedule to the SEC upon request.

Important Additional Information and Where to Find It

In connection with the proposed Merger, Ready Capital will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a prospectus of Ready Capital and a joint proxy statement of Anworth and Ready Capital. Anworth and Ready Capital also expect to file with the SEC other documents regarding the Merger. The Merger will be submitted to the stockholders of Anworth and Ready Capital for their consideration. The definitive joint proxy statement/prospectus will be sent to the stockholders of Anworth and Ready Capital, and will contain important information regarding the proposed Merger and related matters. This Current Report on Form 8-K is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that Anworth or Ready Capital may file with the SEC or send to their respective stockholders in connection with the Merger. STOCKHOLDERS OF ANWORTH AND READY CAPITAL ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE (INCLUDING ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANWORTH, READY CAPITAL, THE PROPOSED MERGER, AND RELATED MATTERS. Stockholders of Anworth and Ready Capital may obtain free copies of the registration statement, the joint proxy statement/prospectus, and all other documents filed or that will be filed with the SEC by Anworth or Ready Capital (when they become available) at the SEC’s website at http://www.sec.gov. Copies of documents filed with the SEC by Anworth are will be made available free of charge on Anworth’s website at http://www.anworth.com, or by directing a request to its Investor Relations, Attention: John T. Hillman at (310) 255-4438; email: jhillman@anworth.com. Copies of documents filed with the SEC by Ready Capital will be made available free of charge on Ready Capital’s website at http://www.readycapital.com, or by directing a request to its Investor Relations at (212) 257-4666; email: InvestorRelations@readycapital.com.

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation Relating to the Merger

Anworth, Ready Capital, and their respective directors and executive officers, and certain other affiliates of Anworth or Ready Capital may be deemed to be “participants” in the solicitation of proxies from the stockholders of Anworth and Ready Capital in connection with the proposed Merger. Information regarding Anworth and its directors and executive officers and their ownership of common stock of Anworth can be found in Anworth’s annual report on Form 10-K for the fiscal year ended December 31, 2019 and in its definitive proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on March 16, 2020. Information regarding Ready Capital and its directors and executive officers and their ownership of common stock of Ready Capital can be found in Ready Capital’s annual report on Form 10-K for the fiscal year ended December 31, 2019 and in its definitive proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on May 14, 2020. Additional information regarding the interests of such participants in the Merger will be included in the joint proxy statement/prospectus and other relevant documents relating to the proposed Merger when they are filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements”, as such term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These forward-looking statements are based on current assumptions, expectations and beliefs of Anworth and Ready Capital and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Neither Anworth nor Ready Capital can give any assurance that these forward-looking statements will be accurate. These forward-looking statements generally can be identified by phrases such as “will”, “expects”, “anticipates”, “foresees”, “forecasts”, “estimates” or other words or phrases of similar import. Similarly, statements herein that describe certain plans, expectations, goals, projections and statements about the proposed Merger, including its financial and operational impact, the benefits of the Merger, the expected timing of completion of the Merger, and other statements of management’s beliefs, intentions or goals also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies. There are a number of risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from the forward-looking statements included herein, including, but not limited to, the risk that the Merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the possibility that stockholders of Anworth may not approve the Merger Agreement; the possibility that stockholders of Ready Capital may not approve the issuance of Ready Capital common stock in connection with the Merger; the risk that the parties may not be able to satisfy the conditions to the Merger in a timely manner or at all; risks related to disruption of management’s attention from ongoing business operations due to the proposed Merger; the risk that any announcements relating to the Merger could have adverse effects on the market price of common stock of Anworth or Ready Capital; the risk that the Merger and its announcement could have an adverse effect on the operating results and businesses of Anworth and Ready Capital generally; the outcome of any legal proceedings relating to the Merger; the ability to successfully integrate the businesses following the Merger; the ability to retain key personnel; the impact of the COVID-19 pandemic on the business and operations, financial condition, results of operations, and liquidity and capital resources of Anworth or Ready Capital; conditions in the market for mortgage-related investments; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; market conditions; general economic conditions; and legislative and regulatory changes that could adversely affect the business of Anworth or Ready Capital. All such factors are difficult to predict, including those risks set forth in Anworth’ annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at http://www.anworth.com and on the SEC’s website at http://www.sec.gov, and those risks set forth in Ready Capital’s annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on Ready Capital’s website at http://www.readycapital.com and on the SEC’s website at http://www.sec.gov. The forward-looking statements included in this Current Report on Form 8-K are made only as of the date hereof. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anworth nor Ready Capital undertakes any obligation to update these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANWORTH MORTGAGE ASSET CORPORATION

Date: December 8, 2020	By:	/s/ Joseph E. McAdams
Chief Executive Officer and President

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